The Mexico Equity and Income Fund, Inc.

Form N-SAR Report for the Period Ended 1/31/14

Item 77-C (1)

Results of Annual Stockholders Meeting

The Fund's Annual Stockholders meeting was held on December 18, 2013, at the offices of U.S. Bancorp Fund Services, 777 E. Wisconsin Avenue, Milwaukee, WI 53202. As of October 28, 2013, the record date, outstanding shares of common and preferred stock were 6,103,406 and 49,035 respectively. Holders of 5,417,211 shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum. The stockholders voted on two proposals. The stockholders elected two Directors to the Board of Directors by each share class. The following table provides information concerning the matters voted on at the meeting:

I. (A) Election of Directors - Common and Preferred

     Votes For  Votes Against

 Gerald Hellerman      5,129,942       240,420

1. (B) Election of Directors - Preferred

                Votes For  Votes Against

 Glenn Goodstein                 29,117         17,733